UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: December 1, 2009

CEMEX, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)

CEMEX Publicly Traded Stock Corporation
(Translation of Registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
          Garza García, Nuevo León, México 66265
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___                        No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

Media Relations Jorge Pérez (52-81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón (52-81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza (52-81) 8888-4136 ir@cemex.com

CEMEX Files Form 20-F for Fiscal Year 2008

MONTERREY, MEXICO, November 27, 2009 – CEMEX, S.A.B. de C.V. (NYSE: CX), announced today that the Company filed its annual report for the fiscal year ended December 31, 2008 on Form 20-F with the United States Securities and Exchange Commission (the "SEC") on June 30, 2009.

The Form 20-F is available on the Company's website via the following link: http://www.cemex.com/ic/ic_lp.asp and is also available on the SEC website at http://www.sec.gov. The Company will provide a hard copy of its Annual Report on Form 20-F, including audited financial statements, free of charge to its shareholders and ADS holders upon request. Requests should be directed to Mariana Sanchez at (212) 317-6011 or ir@cemex.com.

CEMEX is a global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	December 1, 2009	By:	/s/ Ramiro G. Villarreal
Name: Ramiro G. Villarreal
Title: General Counsel